UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

_________________

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Press Release dated August 10, 2017 titled “GeoPark Announces New Oil Field Discovery in Argentina”

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES NEW OIL FIELD DISCOVERY IN ARGENTINA

Buenos Aires, Argentina – August 10, 2017 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Chile, Brazil, Argentina and Peru, and Wintershall Energía S.A. (“Wintershall”), a subsidiary of the BASF group, the fourth largest gas producer in Argentina with over 15 blocks, today announced the discovery of a new oil field in the CN-V block (GeoPark 50% WI, Wintershall 50% WI) in the Neuquen Basin, Mendoza Province of Argentina.

The Rio Grande Oeste 1 exploration well – operated by GeoPark - was drilled and completed to a total depth of 5,500 feet targeting the Grupo Neuquen formation, where fifteen different potential reservoir sands were identified - at depths that range from 1,800 to 5,500 feet - with a potential net pay of 400 feet. Preliminary logging information indicated hydrocarbons in the upper, middle and lower zones. The complete testing program is still underway. To date, GeoPark has carried out production tests in four reservoir sands, with early results showing a production rate by natural flow of approximately 300 bopd of 28.0 degrees API, with a 7% water cut. Additional testing and production history will be required to determine stabilized flow rates of the well.

This discovery derisks other delineated and adjacent light oil prospects in the CN-V block for future drilling and will provide GeoPark with a reserve, production and cash flow base in Argentina. GeoPark and its partner Wintershall are currently evaluating subsequent activities in the CN-V block, including a development plan for the Rio Grande Oeste oil field.

GeoPark acquired an interest in the CN-V block in 2015 through a partnership with Wintershall. The block is located in the Mendoza Province and covers an area of 117,000 acres, with 3D seismic coverage of 180 sq km next to the producing Loma Alta Sur oil field operated by YPF. The 3D seismic survey was acquired by Wintershall in 2015. The CN-V block also has upside potential in the developing Vaca Muerta unconventional play. Wintershall has the right to take over operatorship pursuant to the terms and conditions of the farm-in agreement.

GeoPark’s total work program for 2017 in Argentina includes 7 gross wells ($5-7 million total) expected to be drilled in 2H2017, targeting shallow heavy oil exploration prospects in the Sierra del Nevado and Puelen blocks (Pluspetrol operated, GeoPark with a 18% WI) in the Neuquen Basin. The Puelen block is located north of the producing El Corcobo oil field, operated by Pluspetrol, and Sierra del Nevado is located east of the Llancanelo oil field, operated by YPF.

The Mendoza Province is an attractive location for GeoPark to resume its exploration and drilling activities in Argentina. The Province produces more than 15% of Argentina's oil and offers suitable infrastructure to support, refine and commercialize oil production.

James F. Park, CEO of GeoPark, said: “We are pleased to be back operating and investing in Argentina where GeoPark’s technical team has a long and successful history of finding oil and gas and which also represents a highly attractive under-explored and under-developed hydrocarbon region with multiple new project opportunities.”

For further information please contact: INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile T: +562 2242 9600	ssteimel@geo-park.com

Dolores Santamarina – Investor Manager Buenos Aires, Argentina T: +5411 4312 9400	dsantamarina@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	jlevy@sardverb.com

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GeoPark can be visited online at www.geo-park.com

Additional information about Wintershall can be found on the website www.wintershall.com.

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the acquisition, estimated capital expenditures and currently estimated gross unrisked resources relating to the acquisition. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. There is no certainty that any portion of the Prospective Resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective Resource volumes are presented as unrisked.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: August 10, 2017